CrowdGather, Inc.
20300 Ventura Blvd., Suite 330
Woodland Hills, California 91364

May 5, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn: Jan Woo

Re:	CrowdGather, Inc.
Registration Statement on Form S-1 Filed March 30, 2011 File No. 333-173165

Dear Ms. Woo:

CrowdGather, Inc.  (“Company”) respectfully requests that the Securities and Exchange Commission (“Commission”) grant effectiveness as of 5:00 P.M., Eastern Time, May 9, 2011, or as soon as practicable thereafter, to its Registration Statement on Form S-1 filed with the Commission on March 30, 2011, and the subsequent amendment No. 1 filed on May 5, 2011.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing  effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CrowdGather, Inc.

By:	/s/ Sanjay Sabnani
Sanjay Sabnani
Its:	President